May 14, 2015	News Release 15–09

SILVER STANDARD ANNOUNCES ELECTION OF DIRECTORS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that the nominees listed in the management proxy circular for the 2015 Annual and Special Meeting of Shareholders were elected as directors of Silver Standard at the Annual Meeting held in Vancouver on Wednesday, May 13, 2015. Detailed results of the vote for the election of directors are set out below.

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	26,185,938	98.63%	363,853	1.37%
Gustavo A. Herrero	26,154,073	98.51%	395,718	1.49%
Beverlee F. Park	26,135,926	98.44%	413,865	1.56%
Richard D. Paterson	26,124,869	98.40%	424,922	1.60%
Steven P. Reid	26,221,583	98.76%	328,208	1.24%
John Smith	26,250,977	98.87%	298,814	1.13%
Peter W. Tomsett	26,184,539	98.62%	365,252	1.38%
SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.